

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Mr. Richard Rudman
Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland

> **Re:** **Vocus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-51644**

Dear Mr. Rudman:

We have reviewed your letter dated May 17, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 4, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Stock-Based Compensation. Page F-11

1.   We note your response to prior comment 3 that more than 50% of the options granted at the IPO date through 2007 remained outstanding at December 31, 2010. Therefore, the Company did not have sufficient exercise data to estimate the expected life of its stock option grants in 2008 through 2011. However, we note that 1.0 million of these option

grants have been exercised. Tell us your consideration to using the actual exercise data from your options granted since the IPO date, and adjusting this data for the partial life cycle effect. That is, adjusting the actual data using an assumption that the remaining options will be exercised uniformly over the remaining term, or using other more refined assumptions that are appropriate for the Company, including exercise data of comparable companies.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant